Exhibit 3.1

CERTIFICATE OF AMENDMENT OF
RESTATED CERTIFICATE OF INCORPORATION
OF
SEQUENOM, INC.

Sequenom, Inc., a Delaware corporation (the “Company”), does hereby certify that:
First: The name of the Company is Sequenom, Inc.
Second: The date on which the Certificate of Incorporation of the Company was originally filed with the Secretary of State of the State of Delaware is February 14, 1994.
Third: Article IV, Section A of the Company’s Restated Certificate of Incorporation is hereby amended and restated in its entirety as follows:
A. Classes of Stock. This corporation is authorized to issue two classes of stock, denominated Common Stock and Preferred Stock. The Common Stock shall have a par value of $0.001 per share and the Preferred Stock shall have a par value of $0.001 per share. The total number of shares of Common Stock which the corporation is authorized to issue is Two Hundred Seventy-Five Million (275,000,000), and the total number of shares of Preferred Stock which the corporation is authorized to issue is five million (5,000,000), which shares of Preferred Stock shall be undesignated as to series.
Fourth: This Certificate of Amendment has been duly approved by the Company’s Board of Directors in accordance with the provisions of Sections 141 and 242 of the General Corporation Law of the State of Delaware (the “DGCL”) and was duly adopted by the stockholders of this Company in accordance with the provisions of Section 242 of the DGCL.

In Witness Whereof, Sequenom, Inc. has caused this Certificate of Amendment to be signed by its President and Chief Executive Officer as of June 17, 2015.

SEQUENOM, INC.

By:	/s/ William Welch
Name: William Welch
Title: President & Chief Executive Officer